VALGOLD RESOURCES LTD. **VAL-TSX VENTURE EXCHANGE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

May 4, 2009

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

United States Sec Filing
May 4, 2009

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – dated April 21, 2009;

Correspondence with Securities Commission(s)

2. Interim Financial Statements;
3. Interim MD&A;
4. Form 52-109FV2 – Certification of interim Filings – CEO; and
5. Form 52-109FV2 – Certification of interim Filings – CFO.

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

April 21, 2009

TSX Venture Exchange Symbol: **VAL**
Frankfurt Exchange Symbol: **VR2**
SEC 12g3-2(b) exemption: **82-3339**

SHARES FOR DEBT TRANSACTIONS

ValGold Resources Ltd. (the "Company") announced that it proposes to repay certain creditors of the Company with common shares (the "Common Shares") of the Company (the "Shares for Debt Transactions"). The Company proposes to issue up to approximately 24,600,000 Common Shares to settle outstanding aggregate debt of approximately C$1,230,000 (the "Debt"). The Debt is owed in connection with services rendered by service providers and consultants.

The Company has entered into definitive agreements with certain creditors holding in aggregate approximately C$937,000 of the Debt. The Company intends to issue an aggregate of 18,727,900 Common Shares at a deemed price of C$0.05 per share as settlement to such creditors upon receipt of TSX Venture Exchange (the "Exchange") acceptance. The Company is still in discussions with certain creditors holding in aggregate the balance of the Debt of approximately C$293,000.

The Shares for Debt Transactions are subject to receipt of all necessary approvals from the Exchange. In addition, the Common Shares to be issued pursuant to the Shares for Debt Transactions will be subject to certain hold period requirements as prescribed by securities legislation and the Policies of the Exchange, as applicable.

Stephen J. Wilkinson
Chairman, President & Chief Executive Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Caution concerning forward-looking statements: The information in this release may contain forward-looking information under applicable securities laws. This forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied in the forward-looking information. Factors that may cause actual results to vary include, but are not limited to, inaccurate assumptions concerning the exploration for and development of mineral deposits, political instability, currency fluctuations, unanticipated operational or technical difficulties, changes in laws or regulations, the risks of obtaining necessary licenses and permits, changes in general economic condition or conditions in the financial markets and the inability to raise additional financing. Readers are cautioned to not place undue reliance on this forward-looking information. The Company does not assume the obligation to revise or update this forward-looking information after the date of this release or to revise such information to reflect the occurrence of future unanticipated events except as may be required under applicable securities laws or as prescribed by the Policies of the TSX Venture Exchange.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2009 and 2008
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
As at January 31, 2009 and July 31, 2008
(Unaudited – prepared by management)

	January 31, 2009	July 31, 2008
Assets		
Current assets		
Cash and cash equivalents	$ 4,954	$ 236,485
Accounts receivable and prepaids	33,859	125,535
Marketable securities (Note 5)	41,500	--
	80,313	362,020
Investments (Note 5)	39,952	213,110
Buildings and equipment (Note 6)	71,810	104,374
Mineral property interests (see schedules) (Note 4)	11,518,269	11,181,332
	$ 11,710,344	$ 11,860,836
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 1,326,498	$ 1,199,606
Due to related parties (Note 8)	836,258	351,308
	2,162,756	1,550,914
Shareholders' equity		
Share capital (Note 7 (b))	51,311,918	51,286,918
Warrants	1,585,026	2,101,899
Contributed surplus	2,097,322	1,563,547
Accumulated other comprehensive loss	(239,424)	(136,886)
Deficit	(45,207,254)	(44,505,556)
	9,547,588	10,309,922
	$ 11,710,344	$ 11,860,836

Going concern (Note 1)
Subsequent event (Note 4 (a))
Commitments (Note 4 (c))

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk" "Stephen J. Wilkinson"

Kenneth Yurichuk
Director

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit
Three and six months ended January 31, 2009 and 2008
(Unaudited – prepared by management)

	Three months ended January 31, 2009	Three months ended January 31, 2008	Six months ended January 31, 2009	Six months ended January 31, 2008
Expenses				
Amortization	$ 3,225	$ 1,044	$ 6,450	$ 2,089
Foreign exchange loss	10,521	883	71,675	10,262
Interest expense	22,786	--	29,347	--
Legal, accounting and audit	23,471	28,145	32,256	110,484
Management and consulting fees	16,500	22,500	33,000	44,000
Office and administration	101,267	49,224	178,087	146,726
Property investigations	--	--	--	125
Salaries and benefits	102,386	92,462	239,331	234,258
Shareholder communications	16,318	90,237	46,325	174,696
Stock-based compensation	--	36,268	13,967	145,201
Travel and conferences	--	9,862	--	33,268
Write-down of mineral property interests	451	--	22,665	--
Interest and other income	(63)	(5,116)	(525)	(24,244)
	296,862	325,509	672,578	876,865
Realized loss (gain) on investments	29,120	--	29,120	(132,680)
Loss before income taxes	(325,982)	(325,509)	(701,698)	(744,185)
Recovery of future income tax	--	18,564	--	34,073
Loss for the period	(325,982)	(306,945)	(701,698)	(710,112)
Deficit, beginning of period	(44,881,272)	(29,331,204)	(44,505,556)	(28,928,037)
Deficit, end of period	(45,207,254)	(29,638,149)	(45,207,254)	(29,638,149)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	89,874,836	77,964,062	89,838,151	70,356,683

Interim Statement of Comprehensive Loss
(Unaudited – prepared by management)

	Three months ended January 31, 2009	Three months ended January 31, 2008	Six months ended January 31 2009	Six months ended January 31 2008
Loss for the period before comprehensive income	$ (325,982)	$ (306,945)	$ (701,698)	$ (710,112)
Change in unrealized loss on investments	(23,249)	(33,464)	(108,400)	(285,317)
Realized loss on investment	29,120	--	29,120	--
Comprehensive loss	$ (320,111)	$ (340,409)	$ (780,978)	$ (995,429)

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Shareholders' Equity
Three and six months ended January 31, 2009 and 2008
(expressed in United States dollars)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount					
Balance, July 31, 2007	59,496,280	$ 42,816,992	$ 1,872,913	$ 1,264,150	$ (28,928,037)	$ --	$ 17,026,018
Shares issued for mineral property interests and other							
Hunter Mine	55,000	23,100	--	--	--	--	23,100
Venezuela properties option payment	15,014,443	5,330,127	--	--	--	--	5,330,127
Guyana properties option payments	200,000	58,000	--	--	--	--	58,000
Finders' fees related to Venezuela option payment	890,073	315,976	--	--	--	--	315,976
Shares issued for cash							
Stock options exercised	450,000	264,330	--	(151,827)	--	--	112,503
Warrants exercised	550,000	250,656	(30,656)	--	--	--	220,000
Warrants expired, unexercised			(120,000)	120,000			--
Agents' warrants exercised	54,040	19,160	(7,001)	--	--	--	12,159
Private placements, less share issue costs	12,915,000	2,208,577	386,643	--	--	--	2,595,220
Stock-based compensation	--	--	--	331,224	--	--	331,224
Transition adjustment to opening balance	--	--	--	--	--	270,273	270,273
Change in investments for the year	--	--	--	--	--	(407,159)	(407,159)
Loss for the year	--	--	--	--	(15,577,519)	--	(15,577,519)
Balance, July 31, 2008	89,624,836	51,286,918	2,101,899	1,563,547	(44,505,556)	(136,886)	10,309,922
Shares issued for mineral property interests and other							
Tower Mountain annual pre-production royalty paid in shares	250,000	25,000	--	--	--	--	25,000
Stock-based compensation	--	--	--	16,902	--	--	16,902
Change in investments for the period	--	--	--	--	--	(102,538)	(102,538)
Warrants expired, unexercised	--	--	(516,873)	516,873	--	--	--
Loss for the period	--	--	--	--	(701,698)	--	(701,698)
Balance, January 31, 2009	89,874,836	$ 51,311,918	$ 1,585,026	$ 2,097,322	(45,207,254)	(239,424)	9,547,588

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows
Three and six months ended January 31, 2009 and 2008
(Unaudited – prepared by management)

	Three months ended January 31, 2009	Three months ended January 31, 2008	Six months ended January 31, 2009	Six months ended January 31, 2008
Cash provided by (used for):				
Operations				
Loss for the period	$ (325,982)	$ (306,945)	$ (701,698)	$ (710,112)
Items not involving cash				
Amortization	3,225	1,044	6,450	2,089
Stock-based compensation	--	36,268	13,967	145,201
Loss (gain) on investments	29,120	--	29,120	(132,680)
Write-down of mineral property interests	451	--	22,665	--
Recovery of future income tax	--	(18,564)	--	(34,073)
Changes in non-cash working capital				
Accounts receivable and prepaids	21,888	(227,567)	91,676	(5,357)
Due from related parties	265,954	(105,594)	484,950	(12,459)
Accounts payable and accrued liabilities	(23,208)	(75,679)	(8,886)	(15,999)
	(28,552)	(697,037)	(61,756)	(763,390)
Investing activities				
Mineral property interests				
Acquisition costs	(1,502)	(100,654)	(1,502)	(1,608,356)
Exploration and development costs	(63,247)	(728,067)	(168,273)	(2,557,746)
Purchase of equipment	--	(29,826)	--	(49,173)
Proceeds from sale of investments	--	--	--	175,838
Change in temporary investments	--	--	--	2,074,969
	(64,749)	(858,547)	(169,775)	(1,964,468)
Financing activities				
Common shares and warrants issued for cash	--	1,917,090	--	2,120,660
Increase (decrease) in cash and cash equivalents during the period	(93,302)	361,506	(231,531)	(607,198)
Cash and cash equivalents, beginning of period	98,256	284,583	236,485	1,253,287
Cash and cash equivalents, end of period	$ 4,954	$ 646,089	$ 4,954	$ 646,089

Supplementary cash flow information (Note 9)

See accompanying notes to interim consolidated financial statements

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2009 and 2008
(Unaudited – prepared by management)

1. Nature of operations and going concern

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is presently engaged in the business of exploration and development of mineral properties in Canada and Venezuela, and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. Several adverse conditions as set out below cast significant doubt on the validity of this assumption. At January 31, 2009, the Company has no source of operating cash flow and an accumulated deficit of $45,207,254 (July 31, 2008 - $44,505,556). At January 31, 2009, the Company has a working capital deficiency of $2,082,443 (July 31, 2008 - $1,188,894). Operations for the six months ended January 31, 2009, have been funded primarily from an increase in advances from related parties and from cash and cash equivalents on hand at July 31, 2008.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property (Note 4 (c)). The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests. The Company's mineral property interests at January 31, 2009, are in good standing.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

2. Basis of presentation:

The accompanying financial statements for the interim periods ended January 31, 2009 and 2008, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited consolidated financial statements for the year ended July 31, 2008.

3. Accounting standards issued but not yet effective

(i) Section 1535 – Capital disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on August 1, 2008.

(ii) Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, *"Financial Instruments – Disclosure and Presentation"*. They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

(iii) Amendments to Section 1400 – going concern

CICA handbook Section 1400, *"General Standards of Financial Statement Presentation"*, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company's interim and annual financial statement for the fiscal years beginning on August 1, 2008.

The Company does not anticipate any material adjustments to the consolidated financial statements on adoption of the new Standards.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2009 and 2008
(Unaudited – prepared by management)

3. Accounting standards issued but not yet effective (continued)

(iv) International Financial Reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending July 31, 2011. While the Company has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

4. Mineral property interests

Accumulated costs in respect of the Company's mineral property interests owned, leased and under option consist of the following:

	Acquisition Costs	Deferred Exploration	January 31, 2009 Total Costs
Garrison Project (a)	$ 120,886	$ 3,693,956	$ 3,814,842
Manitoba Properties	--	2	2
Tower Mountain (b)	288,708	2,667,998	2,956,706
Venezuela Properties (c)	1,322,558	3,424,161	4,746,719
	$1,732,152	$ 9,786,117	$ 11,518,269

	Acquisition Costs	Deferred Exploration	July 31, 2008 Total Costs
Garrison Project (a)	$ 119,384	$ 3,685,206	$ 3,804,590
Manitoba Properties	--	2	2
Tower Mountain (b)	263,708	2,665,420	2,929,128
Venezuela Properties (c)	1,322,558	3,125,054	4,447,612
	$1,705,650	$ 9,475,682	$ 11,181,332

4. Mineral property interests (continued)

(a) Garrison Project, Ontario

In June 2005, the Company purchased 100% interest in 35 claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

In the six months ended January 31, 2009, the Company entered into a Letter of Intent ("LOI") with Northern Gold Mining Inc. ("Northern Gold") on the Garrison property. Under the terms of the LOI, Northern Gold may acquire an option to earn up to an undivided 80 % of the Company's 100% interest in the Garrison gold property. Under the proposed option agreement, Northern Gold may acquire a 50% undivided interest in the property by making cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold stock at Northern Gold's option, using a 20-day value weighted average price, upon regulatory approval. To earn the 50% interest, Northern Gold must also complete work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year. After earning the 50% interest, Northern Gold can then acquire an additional 30% interest by making additional cash payments of $1,000,000 over four years (again with all or part of the payments being made in Northern Gold stock equivalent, using a 20-day value weighted average price) and completing additional work on the property in the amount of $4,000,000 over four years. All payments and work may be made or done at the sole discretion of Northern Gold. The proposed option agreement is subject to due diligence, negotiation of final terms and conditions and regulatory approval.

(b) Tower Mountain Project, Ontario

Tower Mountain Property
In June 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property located in north western Ontario. The Company earned its interest by making cash payments of $220,000 and completing $1,000,000 in exploration expenditures on the property over a four-year period. Commencing in 2008, an annual pre-production royalty of $25,000 in cash or shares is payable, ending on commencement of production. Subsequent to July 31, 2008, the Company issued 250,000 common shares at a price of $0.10, as payment for the initial royalty payment. The Company also acquired a building on the property at a cost of $25,000. The property is subject to a 2.5% NSR on production which may be reduced to 1.5% by a payment to the optionors of $1,000,000 at any time up to the commencement of commercial production.

4. Mineral property interests (continued)

In the six months ended January 31, 2009, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the agreement, HMZ must issue to the Company 1,000,000 HMZ post-consolidation common shares and incur a minimum of $2,900,000 in expenditures on or in relation to the property. Share issuances are as follows: 200,000 shares upon receipt on regulatory approval, and 160,000 shares at each of the next five anniversaries of regulatory approval; and expenditures of not less than $350,000 to be spent on the property on or prior to the first anniversary of regulatory approval, and thereafter, no less than $100,000 on or before each subsequent anniversary after regulatory approval. In addition, HMZ has agreed to pay the annual taxes on patented claims forming part of the property and make the annual $25,000 pre-production royalty payment due on the property for the duration of the agreement. HMZ may, at its discretion, accelerate its option and earn its interest in and to the property by completing its obligations at any time prior to the dates set out above. Upon completing its earn-in obligations HMZ will be vested with 50% of the Company's right, title and interest in the property, and the parties may enter into a 50:50 joint venture for the further exploration and development of the property.

The deemed expenditures at the initiation of the joint venture will be the total value of all property option payments and expenditures incurred by HMZ and the Company and the deemed value of expenditures of each party at commencement of the joint venture will be 50% of that amount. Should either party elect not to participate further or be unable to participate in further exploration of the property, its interest will decrease such that at all times the interest of each party will be that percentage which is equivalent to its expenditures or its deemed expenditures expressed as a percentage of exploration costs or deemed expenditures of both parties. If either party's interest drops to or below 10%, its interest shall be converted to a 2.0% NSR provided that the other party will have the right to purchase 50% of such NSR for $2,900,000 at any time up to the commencement of commercial production. HMZ will be entitled to be the operator of the joint venture so long as its interest remains at or greater than 50%. The agreement is subject to regulatory approval.

(c) Venezuela Properties, Venezuela

In January 2006, the Company entered into a memorandum of understanding with a group of three private companies under which the Company could acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly held twenty-seven exploration licenses in Bolivar State, Venezuela (the "Venezuela Properties").

The acquisition was accomplished in two phases. Initially, the Company advanced US$500,000 cash and 5,000,000 common shares as consideration for acquiring the sole and exclusive right and option to purchase the shares of Honnold Corp. The initial shares were issued immediately following regulatory approval of the transaction. The option, as amended, was then exercisable at any time up to October 9, 2007.

To complete the exercise of the option, the Company paid the optionors an additional US$1,500,000 in cash and issued 15,014,443 common shares, with a fair value of US$5,000,000. The number was calculated based on a per share amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event was to be not less than US$0.20.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2009 and 2008
(Unaudited – prepared by management)

4. Mineral property interests (continued)

(c) Venezuela Properties, Venezuela (continued)

The optionors retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee was paid in two installments. The first installment of 375,000 common shares was made following regulatory approval of the agreement, and were recorded at market value on the date of issuance of $0.29. The second installment of the finder's fee, due upon exercise of the option, was paid by the issuance of 890,073 common shares, equivalent to US$325,000 at the time of issuance. During the year ended July 31, 2008, the Company decided not to pursue certain of the Venezuela properties, resulting in a write off of costs incurred to date of $10,502,677. The mineral property costs of $4,746,719 reflect the costs related to acquisition costs and the exploration and maintenance costs on the Increible concessions.

During the twelve-month period ended January 31, 2010, the Company has no share payments or cash payments due on any of its mineral properties. The Tower Mountain payment of $25,000 due in July 2009 is expected to be paid by HMZ, pursuant to the option agreement. Land lease or property tax payments are due on all properties held and are required to be made at different times throughout the year, and total approximately $228,000 per year.

5. Investments and marketable securities

Marketable securities	Number of Shares	Book Value July 31, 2008	Fair Value January 31, 2009	Fair Value July 31, 2008
Mediterranean Minerals Corp.	5,000	2,000	750	775
Brigadier Gold Ltd.	1,275,000	108,375	25,500	76,500
Impact Silver Corp.	25,000	--	15,250	18,000
Total Investments		$ 110,375	$ 41,500	$ 95,275

During the six months ended January 31, 2009, the Company has designated the above securities as available for sale. Subsequent to January 31, 2009, the Company has sold 689,000 common shares of Brigadier Gold Ltd., 18,000 shares of Impact Silver Ltd. and 5,000 shares of Mediterranean Minerals Corp. for net proceeds of $35,769.

5. Investments and marketable securities (continued)

Investments	Number of Shares	Book Value July 31, 2008	Fair Value January 31, 2009	Fair Value July 31, 2008
Emgold Mining Corporation (Note 8 (f))	400,000	$ 40,000	$ 20,000	$ 48,000
Sultan Minerals Inc. (Note 8 (f))	665,000	99,750	19,950	69,826
Mediterranean Minerals Corp.	5,000	2,000	--	775
Brigadier Gold Ltd.	1,275,000	108,375	--	76,500
Brigadier Gold Ltd. – warrants	425,000	29,120	--	9
Impact Silver Corp.	25,000	--	--	18,000
Total Investments		$ 279,245	$ 39,950	$ 213,110

Investments	Number of Shares	Book Value July 31, 2008	Fair Value July 31, 2008
Emgold Mining Corporation (Note 8 (f))	400,000	$ 40,000	$ 48,000
Sultan Minerals Inc. (Note 8 (f))	665,000	99,750	69,826
Mediterranean Minerals Corp.	5,000	2,000	775
Brigadier Gold Ltd.	1,275,000	108,375	76,500
Brigadier Gold Ltd. – warrants	425,000	29,120	9
Impact Silver Corp.	25,000	--	18,000
Total Investments		$ 279,245	$ 213,110

6. Buildings and equipment

	Cost	Accumulated Amortization	Net Book Value January 31, 2009	Cost	Accumulated Amortization	Net Book Value July 31, 2008
Vehicles	$ 21,449	$ 16,157	$ 5,292	$ 49,873	$ 24,260	$ 25,613
Office equipment	30,715	17,490	13,225	30,692	13,281	17,411
Buildings	61,399	15,638	45,761	61,339	12,571	48,768
Computer equipment	18,626	11,094	7,532	18,626	7,979	10,647
Field equipment	53,282	53,282	-	53,282	51,347	1,935
	$ 185,471	$ 113,661	$ 71,810	$ 213,812	$ 109,438	$ 104,374

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2009 and 2008
(Unaudited – prepared by management)

7. Share capital

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

See Interim Consolidated Statements of Shareholders' Equity.

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. Options generally vest immediately or over a two-year period, and have a maximum term of ten years. The plan currently allows for the issue of up to 8,987,484 stock options. In addition, options may be issued under this plan in exchange for goods or services.

The following table summarizes recent changes in the number of stock options outstanding:

	Options	Weighted Average Exercise Price
Balance, July 31, 2007	6,478,750	$0.31
Granted	200,000	$0.30
Exercised	(450,000)	$0.25
Cancelled	(253,750)	$0.30
Balance, July 31, 2008	5,975,000	$0.31
Cancelled	(250,000)	$0.56
Balance, January 31, 2009	5,725,000	$0.31
Exercisable at January 31, 2009	5,725,000	$0.31

The following table summarizes information about the stock options outstanding at January 31, 2009:

Number Outstanding at January 31, 2009	Weighted Avg Remaining Contractual Life	Weighted Avg Exercise Price
1,205,000	2.0 years	$0.25
100,000	2.5 years	$0.25
620,000	3.9 years	$0.25
680,000	4.8 years	$0.25
100,000	5.0 years	$0.25
635,000	0.5 years	$0.25
100,000	1.2 years	$0.25
2,035,000	3.2 years	$0.35
250,000	3.4 years	$0.62
5,725,000	2.9 years	$0.31

7. Share capital (continued)

The Black-Scholes option valuation model ("B-S") was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. During the period, stock-based compensation of $2,935 was capitalised to mineral property interests on the balance sheet.

(d) Warrants

As at January 31, 2009, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
5,837,500	$0.50	May 4, 2009
416,450	$0.50	May 4, 2009
4,445,500	$0.50	May 25, 2009
2,377,500	$0.60	November 30, 2009
204,800*	$0.35	November 30, 2009
102,400	$0.60	November 30, 2009
456,000	$0.60	December 10, 2009
68,200*	$0.35	December 10, 2009
34,100	$0.60	December 10, 2009
4,330,000	$0.20	July 4, 2010
2,962,000	$0.20	July 24, 2010
21,234,450	$0.43 (Average)	

The warrants noted with an asterisk (*) are finder's unit warrants exercisable at $0.35 to receive one common share and one warrant. Each warrant is then exercisable at a price of $0.60 for two years.

The following table summarizes recent changes in the number of warrants outstanding:

	Warrants	Weighted Average Exercise Price
Balance, July 31, 2007	22,567,965	$0.42
Issued	10,535,000	$0.32
Exercised	(604,040)	$0.38
Expired, unexercised	(3,321,603)	$0.40
Balance, July 31, 2008	29,177,322	$0.45
Expired, unexercised	(7,942,872)	$0.49
Balance, January 31, 2009	21,234,450	$0.43

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Three and six months ended January 31, 2009 and 2008
(Unaudited – prepared by management)

8. Related party transactions and balances

	Six months ended January,	
Services provided by:	2009	2008
Glencoe Management Ltd. (c)	18,000	18,000
Quorum Management and Administrative Services Inc. (a and d)	343,022	473,687
Kent Avenue Consulting Ltd. (d)	15,000	12,500

Balances payable to	January 31, 2009	July 31, 2008
Quorum Management and Administrative Services Inc. (a)	(532,495)	(214,119)
Officer and directors	(269,113)	(121,439)
Glencoe Management Ltd. (c)	(34,650)	(15,750)
Total balances payable	$ (836,258)	$ (351,308)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at January 31, 2009, the Company did not have three months of fees advanced to Quorum, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year. Directors' fees have been accrued but not paid since December, 2007.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $18,000 (2008 - $18,000) were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $18,000 have been accrued but not paid at January 31, 2009.

(d) Consulting fees of $15,000 (2008 - $26,000) were paid or are payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(e) Balances receivable from related parties are non-interest bearing and due on demand, except for interest on demand loans of $24,000 received from three directors.

8. Related party transactions and balances (continued)

(f) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

9. Financial instruments

At January 31, 2009, except as noted below, the fair values of cash and cash equivalents, investments, due from (to) related parties, and accounts receivable, approximate carrying values because of the short-term nature of these instruments. The fair values of the Company's accounts payable and accrued liabilities are significantly lower than carrying value due to the Company's current financial condition.

At January 31, 2009, cash and cash equivalents were held as cash in bank accounts, primarily in Canadian banks. The company holds no temporary investments. At July 31, 2008, the Company had no temporary investments.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks.

10. Risk management

Currency risk

The Company is exposed to currency risk which is the possibility that changes in exchange rates produce an unintended effect on net income and shareholders' equity when measured in other than the measurement currency of the Company. The Company holds cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to / from related parties. The Company monitors exposure of invested assets to foreign exchange and limits these amounts. The Company may from time to time, experience losses resulting from fluctuations in the values of the Canadian dollar, which could adversely affect operating results. The Company has exposure to currency risk in its accounts payable in United States dollars. This has resulted in exchange losses of $71,675 which have been recorded as in the period ending January 31, 2009.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents. Generally, the Company's interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents mature and the proceeds are invested at lower interest rates.

10. Risk management (continued)

Liquidity risk

The Company is exposed to liquidity risk which is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The Company endeavours to manage liquidity risk by maintaining sufficient cash and short-term investment balances for settlement of its obligations. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations. At January 31, 2009, the Company does not have sufficient cash on hand to meet its current obligations. The Company will need to raise capital to continue its operations.

Market risk and commodity price risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The significant market risk exposure to the Company relates to commodity price risk and specifically declines in the price of gold. The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold associated with the Company's mineral property interests.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company's Board of Directors.

11. Supplementary cash flow information

During the six months ended January 31, 2009 and 2008, the Company conducted non-cash investing and financing activities as follows:

	2009	2008
Shares issued related to mineral property interests and finders' fees	$ 25,000	$ 5,669,203
Amortization capitalized to mineral property interests	$ 5,440	$ 17,695
Stock-based compensation capitalized to mineral property interests, including future income tax liability	$ 2,935	$ 40,453

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 12: Interim Consolidated Schedule of Mineral Property Interests
Six months ended January 31, 2009
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests January 31, 2009
Acquisition costs						
Balance, beginning of period	$ 263,708	$ 1,322,558	$ --	$ 119,384	$ --	$ 1,705,650
Incurred (recovered) during the period	25,000	--	--	1,502	--	26,502
Balance, end of period	288,708	1,322,558	--	120,886	--	1,732,152
Exploration and development costs						
Incurred during the period						
Assays and analysis	--	--	--	52	4,877	4,929
Geological and geophysical	1,165	29,349	109	353	(152)	30,824
Land lease and property taxes	--	94,655	--	--	--	94,655
Site activities	1,413	169,704	33	7,733	17,857	196,740
Stock-based compensation	--	2,382	--	612	(59)	2,935
Travel and accommodation	--	3,017	--	--	--	3,017
	2,578	299,107	142	8,750	22,523	333,100
Balance, beginning of period	2,665,420	3,125,054	2	3,685,206	--	9,475,682
Write-down of mineral property interests	--	--	(142)	--	(22,523)	(22,665)
Balance, end of period	2,667,998	3,424,161	2	3,693,956	--	9,786,117
Total Mineral Property Interests	$ 2,956,706	$ 4,746,719	$ 2	$ 3,814,842	--	$ 11,518,269

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 12: Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2008

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Venezuelan Properties, Venezuela	Manitoba Properties	Garrison Property, Ontario	Guyana Properties, Guyana	Total Mineral Property Interests July 31, 2008
Acquisition costs							
Balance, beginning of year	$ 258,362	$ --	$ 2,168,503	$ 117,088	$ 117,655	$ 106,987	$ 2,768,595
Incurred (recovered) during the year	5,346	3,350	7,089,403	--	1,729	181,111	7,280,939
	263,708	3,350	9,257,906	117,088	119,384	288,098	10,049,534
Write-down of mineral property interests	--	(3,350)	(7,935,348)	(117,088)	--	(288,098)	(8,343,884)
Balance, end of year	263,708	--	1,322,558	--	119,384	--	1,705,650
Exploration and development costs							
Incurred during the year							
Assays and analysis	20,739	--	90,876	--	23,111	168,693	303,419
Drilling	83,575	--	714,444	--	--	134,658	932,677
Geological and geophysical	37,936	--	206,767	(867)	136,883	617,855	998,574
Land lease and property taxes	--	--	216,676	--	--	22,118	238,794
Site activities	11,709	--	1,172,387	14,910	25,343	424,554	1,648,903
Stock-based compensation and related future income tax	--	--	45,712	--	12,904	108,338	166,954
Travel and accommodation	3,210	--	116,629	--	14,270	187,853	321,962
	157,169	--	2,563,491	14,043	212,511	1,664,069	4,611,283
Balance, beginning of year	2,508,251	460,739	4,812,034	(4,610)	3,472,695	1,091,397	12,340,506
Future income tax recovery	--	--	(1,683,142)	--	--	--	(1,683,142)
Write-down of mineral property interests	--	(460,739)	(2,567,329)	(9,431)	--	(2,755,466)	(5,792,965)
Balance, end of year	2,665,420	--	3,125,054	2	3,685,206	--	9,475,682
Total Mineral Property Interests	$ 2,929,128	$ --	$ 4,447,612	$ 2	$ 3,804,590	$ --	$ 11,181,332

ValGold Resources Ltd.

Interim Report and Management Discussion and Analysis for the Three and Six Months Ended January 31, 2009

1.1	Date	2
1.2	Overview	2
1.2.1	Venezuela Acquisition	3
1.2.2	Guyana Shield Properties, Guyana	4
1.2.3	Garrison Property, Ontario	4
1.2.4	Tower Mountain Gold Project, Ontario	5
1.2.5	Mineral Property Option Payments Due In the Twelve-Month-Period Ended January 31, 2009	6
1.2.6	Market Trends	6
1.3	Selected Annual Information	7
1.4	Results of Operations	8
1.5	Summary of Quarterly Results (unaudited)	10
1.6	Liquidity	11
1.7	Capital Resources	12
1.8	Off-Balance Sheet Arrangements	13
1.9	Transactions with Related Parties	14
1.10	Fourth Quarter Results	15
1.11	Proposed Transactions	15
1.12	Critical Accounting Estimates	15
1.13	Critical accounting policies and changes in accounting policies	16
1.14	Financial Instruments and Other Instruments	18
1.15	Other MD&A Requirements	18
1.15.2	Additional Disclosure for Venture Issuers without Significant Revenue	18
1.15.3	Disclosure of Outstanding Share Data	19
Other Information		20
Note to Reader		20
Approval 21		
Caution on Forward-Looking Information		21

ValGold Resources Ltd.

Interim Report and Management Discussion and Analysis for the Three and Six Months Ended January 31, 2009

1.1 Date

The effective date of this interim report is March 31, 2009.

1.2 Overview

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects.

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward-looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Subject to applicable laws, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

This MD&A should be read in conjunction with the audited consolidated financial statements of ValGold for the year ended July 31, 2008, and the interim consolidated financial statements for the three and six months ended January 31, 2009 and 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

The following is a brief summary of its current activities.

- ValGold's loss for the six months ended January 31, 2009 ("fiscal 2009") was $701,698 or $0.00 per share compared to a loss of $710,112 or $0.01 per share in the six months ended January 31, 2008 ("fiscal 2008").
- During fiscal 2009, cash used in operations was $61,756, compared to $763,390 during fiscal 2008. Cash expenditures on mineral property interests totalled $169,775 in fiscal 2009 compared to $6,598,014 in fiscal 2008.
- Acquisition and exploration expenditures were incurred on the following mineral properties in fiscal 2009, before write-downs, with the fiscal 2008 numbers in parentheses: Tower Mountain - $27,578 ($146,623), Venezuelan properties - $299,107 ($8,893,034); Guyana properties - $22,523 ($998,668); and the Garrison Property - $10,252 ($115,928). In the year ended July 31, 2008, the Company wrote off its interest in its Guyana Properties for a total write-off of $3,043,584, and $22,523 in additional costs incurred in fiscal 2009. ValGold currently retains a full interest in its mineral property interests.

At January 31, 2009, the Company had a working capital deficiency of $2,082,443. The Company's ability to continue operations is contingent on its ability to obtain additional financing, as its current cash on hand is not sufficient to cover accounts payable. Although there are no assurances that management's plan will be realized, management believes the Company may be able to secure the necessary financing to continue operations into the future, but with current market conditions, this may be in the form of sales of assets, joint ventures, or other form of corporate reorganization. The Company also has investments in common shares of public companies, which may be used as a source of funds, but these companies are

have also decreased in value due to market conditions. The fair value of these investments, including shares reclassified as marketable securities that have been designated as available for sale, has decreased from $213,110 at July 31, 2008, to $81,452 at January 31, 2009.

1.2.1 Venezuela Acquisition

In October 2007, ValGold completed its acquisition of all of the shares of Honnold Corp. ("Honnold"), a British Virgin Island company that, through a group of wholly-owned direct and indirect subsidiaries, held twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers ("km") in Bolivar State, Venezuela. During the option period, the Company reduced the number of licenses to 21 concessions covering approximately 1,071 square km.

Exploration expenditures by Honnold from 1991 to 1999 amounted to US$38 million and outlined several occurrences of significant gold mineralization. An extensive database was acquired including detailed airborne magnetic and radiometric surveys, soil surveys, drilling and geologic reports.

In the year ended July 31, 2008, ValGold wrote down the Venezuelan Properties by $10,502,677, which leaves the carrying costs of the Increible claims and exploration related to those claims and a nominal value for the remaining claims and geologic database acquired, or $4,746,719.

ValGold commissioned a National Instrument 43-101 ("NI 43-101") compliant technical report on the Venezuelan Properties that was completed in February 2006. An initial mineral resource estimate was prepared by Micon International for its 100%-owned Los Patos gold deposit.

The full NI 43-101 report dated April 10, 2008, on the main zone of the Los Patos gold deposit has been filed on SEDAR. The Company had planned to resume its exploration work with diamond drilling to expand the limits of the Los Patos deposit in addition to testing the other high priority gold targets along the highly prospective Los Chivos shear zone. To the date of this interim report the Company has not been able to arrange funding to undertake the planned program, which was to be in tranches of approximately 5,000m per tranche and was to be ongoing into 2009.

Los Patos Project Summary

Los Patos is the main gold occurrence discovered to date, situated within the Increible concessions. The Increible concessions - 1, 3 and 5 cover an area totalling approximately 150 km² and contain several gold occurrences, most of which have seen minimal exploration work. The Los Patos occurrence is hosted within highly sheared volcanic rocks along the Los Chivos Shear Zone, a major regional structure that has been traced across the entire breadth of the Company's Increible 3 concession for a distance of 6.5 km.

Fiscal 2009 exploration expenditures of $299,107 ($1,803,631) on the Venezuelan properties include the following: assays and analysis - $Nil ($80,746); drilling - $Nil ($659,537); geological and geophysical - $29,349 ($123,717); lease and property taxes - $94,655 ($171,349); stock-based compensation and related future income taxes - $2,382 ($22,400); travel and accommodation - $3,017 ($86,769), and site activities - $169,704 ($659,113), which includes the maintenance of a base camp and support personnel who have worked on the property for several years.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

The Company has been able to obtain Bolivars at rates significantly better than the prevailing official exchange rates. As a result, the exchange rates realized by the Company have been used to translate the balances from Bolivars to Canadian dollars.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 to protect international reserves. The exchange rate, originally fixed at approximately 1.600 Bolivars/$US, has been adjusted upwards twice since 2003, and presently stands fixed at 2.150 Bolivars/$US. Continuance of exchange controls could adversely affect the Company's operations in Venezuela, including its ability to satisfy its foreign currency obligations in the event of production.

1.2.2 Guyana Shield Properties, Guyana

In October 2006 the Company entered into a letter of intent ("LOI") to enter into an agreement with Newmont Overseas Exploration Limited ("Newmont") to earn a 100% interest (subject to certain interests reserved by Newmont) in four highly prospective properties in northwest Guyana. The Company carried out exploration programs until mid-2008, at which time funding requirements curtailed further exploration. During the year ended July 31, 2008, the Company determined that it would likely not pursue the property and would relinquish its interests in all properties in Guyana. Consequently, during the year ended July 31, 2008, the Company wrote off its entire interest in the Guyana PLs in the amount of 3,043,564. Additional costs relating to work incurred subsequent to the cancellation of the agreement in October 2008 relating to the Guyana properties of $22,523 have been written off in the six months ended January 31, 2009.

During the year ended July 31, 2008, the Company entered into an option agreement to acquire 100% of the Fish Creek PL in Guyana by the issuance of 700,000 common shares and the payment of $250,000 in cash over a period of four years. The shares were to be issued as follows: 200,000 common shares upon regulatory approval (issued) and 125,000 common shares on each of the next four anniversaries of regulatory approval. The cash was to be paid in five equal installments, US$50,000 (paid) and US$50,000 on each of the next four anniversaries of regulatory approval. The Company received a NI 43-101 technical report on the Fish Creek PL, written by Henry M. Meixner, P. Geo. No significant work program was conducted by the Company on the Fish Creek PL other than an in-depth review of all the historical work. The technical report filed on the Fish Creek PL recommended an initial program budget of approximately $860,000. Due to timing of work programs, and payments required, the Company determined that the option agreement terms of payment could not be met, and as a result, $140,037 in acquisition and exploration costs was written off in the year ended July 31, 2008. The option agreement was terminated with Guiana Shield Resources Ltd. in August 2008.

1.2.3 Garrison Property, Ontario

ValGold has a 100% right, title and interest in 35 mining claims located in Garrison Township, Kirkland Lake District, Larder Lake Mining Division in Northern Ontario. The property is located 40 km north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with St. Andrews Goldfields Ltd. Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately three kilometres of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

Fiscal 2009 exploration expenditures with the comparative fiscal 2008 figures on the Garrison Property include assay and analysis costs - $52 ($23,111); geological and geophysical - $353 ($56,007); site activities - $7,733 ($15,376); stock-based compensation and related future income taxes - $612 ($5,894) and travel and accommodation - $Nil ($13,811).

During the six months ended January 31, 2009, the Company entered into a Letter of Intent ("LOI") with Northern Gold Mining Inc. ("Northern Gold") on the Garrison property. Under the terms of the LOI, Northern Gold may acquire an option to earn up to an undivided 80 % of the Company's 100% interest in the Garrison gold property. Under the proposed option agreement, Northern Gold may acquire a 50% undivided interest in the property by making cash payments of $1,000,000 over four years, with all or part of the payments being made in Northern Gold stock at Northern Gold's option, using a 20-day value weighted average price, upon regulatory approval. To earn the 50% interest, Northern Gold must also complete work on the property in the amount of $4,000,000 over four years, with $500,000 being spent on the property in the first year. After earning the 50% interest, Northern Gold can then acquire an additional 30% interest by making additional cash payments of $1,000,000 over four years (again with all or part of the payments being made in Northern Gold stock equivalent, using a 20-day value weighted average price) and completing additional work on the property in the amount of $4,000,000 over four years. All payments and work may be made or done at the sole discretion of Northern Gold. The proposed option agreement is subject to due diligence, negotiation of final terms and conditions and regulatory approval.

1.2.4 Tower Mountain Gold Project, Ontario

The following table summarizes drill programs and presents highlights of each of the eight drilling campaigns conducted by ValGold.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High-Grade Gold Intersection	Best Low-Grade Gold Intersection
2002 (Fall)	5	1,042	23.17g/Tonne /1.5m in TM02-02	1.05g/Tonne /73.5m in TM02-03
2003 (Spring)	5	1,085	11.77g/Tonne /3.0m in TM03-02	1.01g/Tonne /22.5m in TM03-03
2003 (Fall)	7	1,499	19.76g/Tonne /1.5m in TM03-11	0.62g/Tonne /12.0m in TM03-12
2004 (Winter)	10	2,601	304.0g/Tonne /3.0m in TM04-03	2.40g/Tonne /61.5m in TM04-09
2004 (Summer)	13	3,450	68.91g/Tonne /0.2m in TM04-19	1.93g/Tonne /37.5m in TM04-15
2004 (Fall)	13	3,418	41.35g/Tonne /1.5m in TM04-36	0.94g/Tonne /106.5m in TM04-31
2005 (Winter)	14	3,523	16.00g/Tonne /1.5m in TM05-38	0.77g/Tonne /21.0m in TM05-44
2007 (Summer)	8	1,661	58.20g/Tonne /1.5m in TM-07-56	0.59g/Tonne /21.0m in TM-07-56
Total	**75**	**18,279**		

An independent NI 43-101 compliant mineral resource estimation was completed for the U and V zones. This report can be found on the SEDAR website and was certified on February 9, 2006. In August 2008, the Company issued 250,000 common shares at $0.10, in lieu of a cash payment for an annual pre-production royalty to the optionors of the Tower Mountain Property. The Company has the option to issue shares in lieu of a cash payment.

Current Status:

In fiscal 2009, the Company entered into an agreement with HMZ Metals Inc. ("HMZ"), by which HMZ was granted an option to acquire 50% of the Company's interest in the property. Pursuant to the

agreement, HMZ must issue to the Company 1,000,000 HMZ post-rollback common shares and incur a minimum of $2,900,000 in expenditures on or in relation to the property.

Fiscal 2009 exploration expenditures with comparative fiscal 2008 figures on the 100% owned Tower Mountain Gold Project include the following: assays and analysis - $Nil ($20,068); drilling - $Nil ($83,575); geological and geophysical - $1,165 ($34,516); travel and accommodation - $Nil ($3,000) and site activities - $1,413 ($5,464).

Mr. Tom Pollock, P.Geo., ValGold's former Vice-President, Exploration, is the Qualified Person for all of the Company's mineral property interests, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of QC/QA, using assay control samples and duplicates.

1.2.5 Mineral Property Option Payments Due In the Twelve-Month-Period Ended January 31, 2009

During the twelve-month period ended January 31, 2009, the Company has no share payments or cash payments due on any of its mineral properties. The Tower Mountain payment of $25,000 due in July 2009 is expected to be paid by HMZ, pursuant to the option agreement. Land lease or property tax payments are due on all properties held and are required to be made at different times throughout the year, and total approximately $228,000 per year.

1.2.6 Market Trends

In 2008 the price of gold increased, continuing an overall uptrend that commenced in 2001. The gold price in 2006 averaged US$603 per ounce while in 2007 the gold price averaged US$695 per ounce. The 2008 gold price averaged US$872 per ounce.

1.3 Selected Annual Information

The following selected financial information has been extracted from the Company's audited consolidated financial statements for the years ended July 31, 2008, 2007 and 2006, which have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2008	As at July 31, 2007	As at July 31, 2006
Current assets	$ 362,020	$ 3,748,462	$ 1,018,295
Mineral property interests	11,181,332	15,109,101	6,408,161
Other assets	317,484	510,706	360,650
Total assets	11,860,836	19,368,269	7,787,106
Current liabilities	1,550,914	2,342,251	660,617
Shareholders' equity	10,309,922	17,026,018	7,126,489
Total shareholders' equity and liabilities	11,860,836	19,368,269	7,787,106
Working capital deficiency(non-GAAP measure)	$ (1,188,894)	$ 1,406,211	$ 357,678

	Year ended July 31, 2008	Year ended July 31, 2007	Year ended July 31, 2006
Expenses (Recoveries)			
Administrative expenses	1,706,282	1,467,127	1,153,912
Other (income and recoveries) costs	(76,121)	25,105	(26,845)
Write-down of mineral property interests	14,136,849	454,042	316,336
Gain on sale of marketable securities and investments	(132,680)	(1,087,432)	(1,722,766)
(Loss) earnings before future income tax recovery	(15,634,330)	(858,842)	279,363
Future income tax recovery	56,811	685,187	112,648
(Loss) earnings for the year	(15,577,519)	(173,655)	392,011
(Loss) earnings per share – basic and diluted	$ (0.20)	$ (0.00)	$ 0.02
Weighted average number of common shares outstanding – basic and diluted	76,657,349	37,808,293	22,253,520

1.4 Results of Operations

ValGold had a loss of $701,698 or $0.00 per common share in fiscal 2009, compared to a loss of $710,112 or loss per share of $0.01 in fiscal 2008.

	Three months ended January 31, 2009	Three months ended January 31, 2008	Six months ended January 31, 2009	Six months ended January 31, 2008
Expenses				
Amortization	$ 3,225	$ 1,044	$ 6,450	$ 2,089
Foreign exchange loss	10,521	883	71,675	10,262
Interest expense	22,786	--	29,347	--
Legal, accounting and audit	23,471	28,145	32,256	110,484
Management and consulting fees	16,500	22,500	33,000	44,000
Office and administration	101,267	49,224	178,087	146,726
Property investigations	--	--	--	125
Salaries and benefits	102,386	92,462	239,331	234,258
Shareholder communications	16,318	90,237	46,325	174,696
Stock-based compensation	--	36,268	13,967	145,201
Travel and conferences	--	9,862	--	33,268
Write-down of mineral property interests	451	--	22,665	--
Interest and other income	(63)	(5,116)	(525)	(24,244)
	296,862	325,509	672,578	876,865
Realized loss (gain) on investments	29,120	--	29,120	(132,680)
Loss before income taxes	(325,982)	(325,509)	(701,698)	(744,185)
Recovery of future income tax	--	18,564	--	34,073
Loss for the period	(325,982)	(306,945)	(701,698)	(710,112)
Deficit, beginning of period	(44,881,272)	(29,331,204)	(44,505,556)	(28,928,037)
Deficit, end of period	(45,207,254)	(29,638,149)	(45,207,254)	(29,638,149)
Loss per share, basic and diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	89,874,836	77,964,062	89,838,151	70,356,683

In the year ended July 31, 2006, the Company entered into a transaction to acquire an entity that indirectly holds several mineral property interests in Venezuela. The Company also entered into two option agreement to acquire properties in Guyana. Doing business in foreign jurisdictions involves foreign exchange risks. Certain of the Company's expenditures are also denominated in United States dollars, and the Company currently does not have sufficient cash on hand to pay its current liabilities which include approximately US$521,000 in accounts payable. As a result, foreign exchange losses increased from $10,262 in fiscal 2008 to $71,675 in fiscal 2009. Foreign exchange losses directly attributable to a mineral property interest are capitalized.

Legal, accounting and audit expenses decreased from $110,484 in fiscal 2008 to $32,256 in fiscal 2009. Audit and accounting fees have decreased in fiscal 2009 and at this time it is difficult to determine the

level of accounting and legal in fiscal 2009 overall, until the Company has sufficient working capital to continue operations.

Management fees of $3,000 per month were paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company until February 2009. Mr. Milligan did not stand for re-election at the Company's Annual General Meeting held in February 2009, and has been replaced by Mr. Stephen J. Wilkinson. Mr. Wilkinson is currently Chairman, President and Chief Executive Officer. Management fees paid in fiscal 2008 totalled $18,000, compared to $18,000 in fiscal 2009. Also included in management and consulting fees for fiscal 2009 and 2008 is $15,000 ($26,000) paid or payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Office and administration costs increased from $146,726 in fiscal 2008 to $178,087 in fiscal 2009. The office and administration costs include rent, shared office services and other costs.

Salaries and benefits have increased from $234,258 in fiscal 2008 to $239,331 in fiscal 2009. Salaries and benefits are primarily paid by Quorum. Salary increases and increases in activity levels due to the additional time related to the Venezuelan and Guyanese operations have contributed to the increase. The services of two employees of Quorum that worked directly for ValGold were terminated, one in November and one in December 2008. Effective November 1, 2008, the salary of the president and chief executive officer has been deferred until the Company has sufficient funding for payment of his salary.

In fiscal 2008, there was $145,201 incurred relating to stock-based compensation compared to $13,967 in fiscal 2009, calculated in accordance with the Black-Scholes ("B-S") option valuation model. The Company's stock options are not transferable and cannot be traded. The B-S model also requires an estimate of expected volatility. The stock-based compensation expense relates to the vesting of options granted in the year ended July 31, 2007, that vest over a period of eighteen months. In addition, $2,935 ($40,453) in stock-based compensation was capitalized to mineral property interests.

Shareholder communications have decreased from $174,696 in fiscal 2008 to $46,325 in fiscal 2009. Shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information, and have virtually been curtailed in fiscal 2009 for other than statutory requirements and maintenance costs.

Travel and conference expenses have decreased from $33,268 in fiscal 2008 to $Nil in fiscal 2009.

In fiscal 2008, ValGold sold 27,400 common shares, the remaining balance of its investment in Northern Orion Resources Inc. ("Northern Orion") for a gain of $132,680. There were no common shares sold in fiscal 2009, although the warrants acquired in the Hunter Mine property disposition have been written off as they expired in the period. Interest income decreased from $24,244 in fiscal 2008 to $525 in fiscal 2009, due to lower average cash balances in fiscal 2009.

1.5 Summary of Quarterly Results (unaudited)

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain Ontario	Manitoba Claims, Manitoba	Guyana Properties Guyana	Hunter Mine, Ontario	Garrison Property, Ontario	Venezuela Properties Venezuela
Fiscal 2007						
Third Quarter	2,996	(100)	347,665	(86,837)	395,822	581,190
Fourth Quarter	154,504	40,050	549,326	37,001	450,753	2,922,292
Fiscal 2008						
First Quarter	116,484	--	521,736	33,100	87,299	7,939,710
Second Quarter	31,226	--	476,932	--	28,629	953,324
Third Quarter	8,325	--	450,195	--	84,809	335,423
Fourth Quarter	6,470	14,043	396,317	(29,750)	13,503	424,437
Fiscal 2009						
First Quarter	26,808	94	22,120	--	6,315	181,582
Second Quarter	770	48	403	--	3,937	117,525

	Earnings (loss) per quarter	Basic earnings (loss) per share	General and adminis-trative expenses	Gain (loss) on investments and interest	Mineral property and other write-downs (recovery)	Property investigation costs (recovery)	Stock-based compen-sation	Income tax expense / (recovery)
Fiscal 2007								
Third Quarter	131,785	0.00	271,979	387,046	--	--	123,550	(204,720)
Fourth Quarter	(913,856)	(0.02)	459,125	138,268	418,925	6,861	118,414	49,246
Fiscal 2008								
First Quarter	(403,167)	(0.01)	461,426	151,808	--	125	108,933	(15,509)
Second Quarter	(306,945)	(0.00)	294,357	5,116	--	--	36,268	(18,564)
Third Quarter	(329,722)	(0.00)	348,115	42,374	--	(8,539)	44,361	(11,841)
Fourth Quarter	*(14,537,685)	(0.18)	381,302	1,089	14,136,849	--	31,520	(10,897)
Fiscal 2009								
First Quarter	375,716	(0.00)	339,997	412	22,214	--	13,967	--
Second Quarter	325,982	(0.00)	296,925	(28,595)	451	--	--	--

*includes write-downs of mineral property interests relating to decisions made by the Company in the fourth quarter of fiscal 2008.

During the three months ended January 31, 2009 ("Q2 2009"), the Company incurred a loss of $325,982, or $0.00 per common share, compared to a loss in the three months ended January 31, 2008 ("Q2 2008") of $306,945 or $0.00 per common share.

Interest and other income has decreased from $5,116 in Q2 2008 to $63 in Q2 2009, due to significantly lower cash balances held by the Company. The most significant increases in Q2 2009 from Q2 2008 were in office and administration expenses which increased from $49,224 to $101,267 and interest expense which increased from $Nil to $22,786. Office and administration increased as Quorum did not credit any surplus shared costs in the fourth quarter of the year ended December 31, 2008, as it has in prior years. This credit and annual balancing of costs did not result in a credit in the second quarter for ValGold as in prior years. Interest has been accrued as per the management services agreement for

arrears with Quorum, and has been accrued on loans from three directors included in due to related parties.

Expenses with significant decreases in Q2 2009 include shareholder communications which decreased from $90,237 in Q2 2008 to $16,318. Website maintenance, filing fees and transfer agent fees make up the majority of the expenses in Q2 2009. There was no stock-based compensation in Q2 2009, compared to $36,268 in Q2 2008. There has been no travel expense in Q2 2009, compared to $9,862 in Q2 2008.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging funding environment and the low price of ValGold's common shares make it difficult to raise funds by private placements of shares. In addition the Company must exercise prudent judgement when attempting to raise capital through the issuance of common shares to minimize dilution to existing shareholders. Therefore the Company must rely on its ability to market its projects and thereby raise cash in order to remain solvent, in addition to limited private placements that will be necessary to provide working capital. There is no assurance that the Company will be successful with any financing ventures. Please refer to the "Risks" section of this document.

At January 31, 2009, the Company had a working capital deficiency of $2,082,443, compared to a working capital deficiency of $1,188,894 at July 31, 2008, defined as current assets less current liabilities. When the Company has unused cash, it primarily invests its unused cash in redeemable guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

The Company's ability to continue operations is contingent on its ability to obtain additional financing. The Company has entered into an option agreement on its Tower Mountain property and is pursuing other sources of financing including equity financing. The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. In addition the Company must exercise prudent judgment when attempting to raise capital through the issuance of common shares to minimize dilution to existing shareholders. The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures.

The continuation of the Company is also dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations. The Company is currently determining what percentage of its current liabilities can be paid by debt settlement at a share price of $0.05 per common share. A final determination of balances that may be paid be debt settlement has not been made at the date of this interim management discussion and analysis and is subject to regulatory approval.

Investing Activities

At January 31, 2009, the Company had capitalized $11,518,269, compared to $11,181,332 at July 31, 2008, representing costs associated with the acquisition and exploration of its mineral property interests in Venezuela and Ontario.

At January 31, 2009, the Company held 665,000 common shares of Sultan Minerals Inc., 400,000 common shares of Emgold Mining Corporation, 1,275,000 shares of Brigadier Gold Ltd., 25,000 shares of Impact Silver Corp. and 5,000 common shares of Mediterranean Minerals Corp. at a total cost of $436,950. The fair value of these shares at January 31, 2009, was $104,701. The Company also held 425,000 warrants of Brigadier Gold Ltd., exercisable at a price of $0.15 until September 2, 2008, at an initial book value calculated using the B-S method, of $29,120. The warrants expired, unexercised, during the six months ended January 31, 2009, resulting in a realized loss of $29,120. Subsequent to January 31, 2009, the Company sold 689,000 shares of Brigadier Gold Ltd., 18,000 shares of Impact Silver Ltd., and 5,000 shares of Mediterranean Minerals Ltd., for net proceeds of $35,769.

During the six months ended January 31, 2008, the Company sold 27,400 common shares of Northern Orion Resources Inc. for a gain of $132,680.

See the mineral property section for information on exploration work during the period and other information on the Company's mineral property interests.

1.7 Capital Resources

During the six months ended January 31, 2009, 250,000 stock options expired, unexercised and 7,942,872 share purchase warrants and agent's warrants with exercise prices ranging from $0.275 to $0.50 expired, unexercised.

Going Concern

At January 31, 2009, and subsequent to that date, the Company has had a working capital deficiency. It is estimated that it may require approximately $1.75 million in total working capital to continue to operate the Company and pay the liabilities of the Company, including all accrued liabilities. Two employees have been severed and the president and chief executive officer's salary is being deferred voluntarily, together with the Chairman's remuneration and consulting fees to a company controlled by another director, until such time as new financing is available. The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs. Currently sufficient work has been undertaken on all of its current mineral property interests for several years, but if the Company is unable to perform sufficient exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. ValGold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of ValGold's common shares limits its ability to raise capital by issuing shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, ValGold's shareholders pay transaction costs that are a higher percentage of their total share value than if ValGold's share price were substantially higher.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing. Several adverse conditions cast significant doubt on the validity of this assumption. The current financial equity market conditions, the inhospitable funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares. The junior resource industry has been severely adversely affected by the world economic situation, as it is considered to be a high-risk investment. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests. While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Refer to measurement uncertainty regarding the mineral property interest in Section 1.12.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services provided by:	Six months ended January, 2009	2008
Glencoe Management Ltd. (c)	18,000	18,000
Quorum Management and Administrative Services Inc. (a and d)	343,022	473,687
Kent Avenue Consulting Ltd. (d)	15,000	12,500

Balances payable to	January 31, 2009	July 31, 2008
Quorum Management and Administrative Services Inc. (a)	(532,495)	(214,119)
Officer and directors	(269,113)	(121,439)
Glencoe Management Ltd. (c)	(34,650)	(15,750)
Total balances payable	$ (836,258)	$ (351,308)

(a) Management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. ("Quorum"), formerly LMC Management Services Ltd., since August 1, 2001. Quorum is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in Quorum. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement, and at January 31, 2009, the Company did not have three months of fees advanced to Quorum, and was in arrears on its monthly payments. The contractual agreement provides for the issuance of shares in the capital of the Company to Quorum, cessation of services, or provision of security to the non-defaulting shareholders of Quorum. No determination of settlement has been finalized with the Company and the other shareholders of Quorum, pursuant to the agreement.

(b) Directors' fees are paid to non-executive directors on a quarterly basis and for meetings attended during the year. Directors' fees have been accrued but not paid since December, 2007.

(c) Glencoe Management Ltd. is a private company controlled by Andrew F.B. Milligan, Chairman of the Company. Management fees of $18,000 (2008 - $18,000) were paid to Glencoe Management Ltd. for the services of the Chairman. Fees of $18,000 have been accrued but not paid at January 31, 2009.

(d) Consulting fees of $15,000 (2008 - $26,000) were paid or are payable indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner. These fees are paid through Quorum, and are also included in the balance for 'services provided by Quorum'. Any amount owing to Kent Avenue Consulting Ltd. is owed by Quorum, and so is included in the net payable to Quorum.

(e) Balances receivable from related parties are non-interest bearing and due on demand, except for accrued interest on $24,000 in demand loans from three directors received during the period.

(f) The Company's investments include shares of two companies with directors and/or management in common with the Company throughout the fiscal year. Transactions with related parties are recorded at their exchange values which are the amounts entered into and agreed by both parties.

1.10 Fourth Quarter Results

Not Applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in item 1.2 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

As at January 31, 2009, the Company was a venture issuer. Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value of its mineral properties as well as the fair value of stock-based compensation and warrants. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control. The factors affecting stock-based compensation and warrants include estimates of when stock options and warrants might be exercised and the stock price volatility. The timing for exercise of options and warrants is out of the Company's control and will depend upon a variety of factors including the market value of the Company's shares and financial objectives of the stock-based instrument and warrant holders. The future volatility is also uncertain and the model has its limitations. The Company uses the B-S option pricing model to estimate a value for these options and warrants.

The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, independent NI 43-101 reports of the underlying mineral resources associated with mineral property interests held by the Company completed in the six months ended January 31, 2009, transactions entered into on the Tower Mountain and Garrison properties during that period and any future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof. The Company is continually reviewing its mineral property interests and write-downs are taken on a timely basis when the Company believes that there is no recoverability of the recorded value of its mineral properties, or no further exploration activity is planned, when the mineral property interest is written down to a nominal carrying value of $1 or written off if the mineral property interest is not in good standing.

The operations in Venezuela are subject to the effects of changes in legal, tax and regulatory regimes, national and local political, labour and economic developments or unrest, currency and exchange controls and import/export restrictions, government bureaucracy and other political risks and uncertain legal enforcement. The Company has not experienced any property specific adverse consequences to date on its operations in Venezuela or Canada, but general mining market conditions, have deteriorated, resulting in a decrease in the price of the Company's common shares subsequent to the year-end, and creating difficulty in raising sufficient equity capital to effectively explore or develop the Company's mineral property interests.

One or more of the issues described herein, or other factors beyond our control in future periods could adversely affect the Company's operations and investment in Venezuela and/or Canada in the future, and result in further mineral property write-downs. Such write-down amounts could be material.

1.13 Critical accounting policies and changes in accounting policies

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the years ended July 31, 2008, and have been consistently followed in the preparation of these financial statements. The Company will be adopting the following Canadian Institute of Chartered Accountants ("CICA") guidelines effective for the Company's first interim period commencing August 1, 2008:

Section 1535 – Capital disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods beginning on August 1, 2008.

Financial instruments – disclosure and presentation (Section 3862 and 3863)

These standards replace CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation". They expand current disclosure requirements in order to enable users of financial statements to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures relating to fair value. In addition, disclosure is required of qualitative and quantitative information regarding exposure to risks arising from financial instruments, including specified minimum disclosures of credit risk, liquidity risk and market risk. The quantitative disclosures must provide information on the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. The Company expects that its financial statements disclosures will be expanded to incorporate the new additional requirements.

Amendments to Section 1400 – going concern

CICA handbook Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company's interim and annual financial statement for the fiscal years beginning on August 1, 2008.

The Company does not anticipate any material adjustments to the interim consolidated financial statements on adoption of the new Standards.

International Financial Reporting standards ("IFRS")

In 2006, the Accounting Standards Board (AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS. The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of August 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending July 31, 2011. While the Company

has begun assessing the implications of adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been estimated at this time.

Currency risk

The Company is exposed to currency risk which is the possibility that changes in exchange rates produce an unintended effect on net income and shareholders' equity when measured in other than the measurement currency of the Company. The Company holds cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to / from related parties. The Company monitors exposure of invested assets to foreign exchange and limits these amounts. The Company may from time to time, experience losses resulting from fluctuations in the values of the Canadian dollar, which could adversely affect operating results. The Company has exposure to currency risk in its accounts payable in United States dollars. This has resulted in exchange losses of $71,675.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents. Generally, the Company's interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents mature and the proceeds are invested at lower interest rates.

Liquidity risk

The Company is exposed to liquidity risk which is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances for settlement of its obligations. Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations. At January 31, 2009, the Company does not have sufficient cash on hand to meet its current obligations. The Company will need to raise capital to continue its operations.

Market risk and commodity price risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The significant market risk exposure to the Company relates to commodity price risk and specifically declines in the price of gold. The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold associated with the Company's mineral property interests.

Since August of 2007, the Company has been adversely affected by the global financial crisis and has seen a continuous decline in its share price from approximately $0.60 per common share to its current market price of less than $0.05 per common share. The Company completed two private placement financings during the year ended July 31, 2008, the first in November 2007 at a price of $0.35 per unit and the second in July 2008 at a price of $0.10 per unit, each unit comprised of one common share and one warrant exercisable for a period of two years. The decrease in the unit price of financings completed by the Company is a reflection of current capital markets and the difficulty in raising investment capital. The financial crisis has created an additional form of market risk inherent with the degradation in general liquidity of the markets arising from the collapse of credit institutions ranging from retail banks to major financial/investment houses. The subsequent recessionary conditions have also impacted commodity prices, complicating the market risk and worsened the Company's capacity to raise capital.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares, issue new debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company's Board of Directors.

1.14 Financial Instruments and Other Instruments

At January 31, 2009, except as noted below, the fair values of cash and cash equivalents, investments, due to related parties, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

At January 31, 2009, cash and cash equivalents were held as cash in bank accounts. At January 31, 2009, the Company had no temporary investments.

The Company's financial instruments comprised cash, cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due from/to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from financial instruments. The fair value of the financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation. The Company is affected by changes between its reporting and foreign functional currencies. The Company monitors its foreign currency balances to mitigate these risks, but due to the Company's financial position, has been unable to pay its accounts payable in United States dollars of $521,000, for unrealized foreign exchange losses capitalized and expensed in the current period of approximately $94,000.

1.15 Other MD&A Requirements

See the Company's interim unaudited consolidated financial statements for the three and six months ended January 31, 2009 and 2008.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the interim consolidated financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Interim Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d).

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of March 31, 2009, the date of this interim MD&A, subject to minor accounting adjustments:

Outstanding share information at March 31, 2009

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

89,874,836 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,205,000	0.25	January 25, 2011
100,000	0.25	July 18, 2011
620,000	0.25	December 20, 2012
680,000	0.25	November 14, 2013
100,000	0.25	January 19, 2014
635,000	0.25	July 27, 2009
100,000	0.25	April 26, 2010
2,035,000	0.35	April 12, 2012
250,000	0.62	June 20, 2012
5,725,000		

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
5,837,500	$0.50	May 4, 2009
416,450	$0.50	May 4, 2009
4,445,500	$0.50	May 25, 2009
2,377,500	$0.60	November 30, 2009
204,800	$0.35	November 30, 2009
456,000	$0.60	December 10, 2009
68,200	$0.35	December 10, 2009
102,400*	$0.60	November 30, 2009
34,100**	$0.60	December 10, 2009
4,306,000	$0.20	July 4, 2010
24,000	$0.20	July 4, 2010
2,942,000	$0.20	July 24, 2010
20,000	$0.20	July 24, 2010
23,234,450		

* Finder's warrants to purchase units at $0.35 until November 30, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until November 30, 2009.

** Finder's warrants to purchase units at $0.35 until December 10, 2009, to receive one share and 1/2 warrant. Each whole warrant is exercisable at $0.60 until Dec 10, 2009.

Other Information

The President and Chief Executive Officer and the Chief Financial Officer of ValGold Resources Ltd., have reviewed the interim consolidated financial statements and interim MD&A, (together the interim and quarterly filings) of ValGold Resources Ltd. (the "issuer") for the three and six months ended January 31, 2009.

Based on their knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

Based on their knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Note to Reader

In contrast to the certificate required under National Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* ("NI 52-109"), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures "(DC&P") and internal control over financial reporting ("ICFR"), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted

under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This Interim MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this Interim MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Certification of Interim Filings

I, Stephen J. Wilkinson, President and Chief Executive Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2009

Stephen J. Wilkinson
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under National Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Certification of Interim Filings

I, Shannon M. Ross, Chief Financial Officer of ValGold Resources Ltd., certify the following:

1. ***Review***: I have reviewed the interim financial statements and interim MD&A, (together the interim filings) of ValGold Resources Ltd. (the "issuer") for the interim period ending January 31, 2009.

2. ***No misrepresentations***: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. ***Fair presentation***: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: March 31, 2009

Shannon M. Ross
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under National Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

- i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
- ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.